                                   FORM U-7D

                       CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                       Amendment and Restatement

          A Certificate Pursuant to Rule 7(d) on Form U-7D under the Public Utility Holding Company Act of 1935 was filed in July 1988 (the "Original Initial Filing") that relates to the financing of a 21 MW hydroelectric facility at Raystown Lake in Huntington County, Pennsylvania for the benefit of Allegheny Electric Cooperative, Inc. as lessee public utility company. Effective September 21, 1996, the beneficial interest therein was transferred to DFO Partnership as described in Item 10. In connection with such transfer, the undersigned hereby submit this amended certificate, amending and restating the Original Initial Filing in its entirety as if this certificate were the initial filing. The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

          1.   Lessee public-utility company:  Allegheny Electric
               Cooperative, Inc.

               Address:  212 Locust Street
                         P.O. Box 1266
                         Harrisburg, PA  17108-1266

          2.   Date:  The lease is dated as of June 15, 1988

          2a.  Expected date facility will be placed in service:  The facility was placed in service in April 1988.

          3. Regulatory authority which has acted on transaction: The Rural Utilities Service ("RUS")

                    The Rural Electrification Administration ("REA") of the United States Department of Agriculture approved the transaction as of June 30, 1988. The RUS succeeded the REA pursuant to Section 232 of the Federal Crop Insurance Reform and Department of Agriculture Act of 1994.

          4. Initial term of lease: A basic term from June 1988 until January 10, 2019.

          4a. Renewal Options: The lessee may elect to exercise various renewal options, as follows:

                    (1) the lessee may renew the lease for one five-year fixed rate renewal term to commence on the day following the last day of the basic lease term and to end on January 10, 2024 at a base rental equal to 30 percent of the average base rental in effect over the basic term of the lease; and

                    (2) the lessee may renew the lease for up to three fair market renewal terms of not less than two years each, to commence on the day following the last day of the basic lease term or any renewal term.

          5. Brief description of facility: 21 megawatt run of the river hydroelectric facility built at the existing U.S. Army Corps of Engineers dam at Raystown Lake in Huntington County, Pennsylvania.

          6. Manufacturer or supplier: Equipment was supplied by more than seven prime contractors under the supervision of Green Construction Company, as construction manager. The turbines were supplied by Axel Johnson Engineering Corp.

          7. Cost of facility: The lessor paid $32,000,000 as the purchase price for the facility (excluding transaction expenses).

          8. Basic Rent. Initial Term: The aggregate basic rent during the basic lease term will be approximately $65,170,000, assuming the interest rate on the Series A Note made by State Street Bank and Trust Company (as successor to The Connecticut Bank and Trust Company, National Association), as owner trustee (herein referred to as "Owner Trustee") under an Amended and Restated Trust Agreement, dated as of June 15, 1988 (the "Trust Agreement") with the holder of the beneficial interest identified at item 10, remains 8.8 percent per annum throughout the basic lease term. Basic rent payable for any period may vary depending on, among other factors, the interest rate payable at the time on the Series A Note.

          8a. Periodic Installment. Amount: Assuming the interest rate on the Series A Note remains 8.8 percent throughout the basic lease term, the aggregate periodic installments will be approximately as listed on Schedule A (expressed as a percentage of facility cost) attached hereto and incorporated herein.

               Period:  Semiannually

          9. Holders of legal title to facility: State Street Bank and Trust Company, as successor to The Connecticut Bank and Trust Company, National Association, not in its individual capacity but solely as Owner Trustee under the Trust Agreement between it and the beneficial owner named below.

                    Address:

                    Two International Place, Fourth Floor
                    Boston, MA  02100
                    Attention:  Corporate Trust Department

          10.  Holders of beneficial interests:  DFO Partnership

                    Address:
                    c/o Security Pacific Leasing Corporation
                    555 California Street
                    San Francisco, CA  94104

                    Effective September 21, 1996, Ford Motor Credit Company, the previous holder of the beneficial interest reported in the certificate on Form U-7D filed in July 1988, transferred such beneficial interest to DFO Holding Company, Inc. Also effective September 21, 1996, DFO Holding Company, Inc. transferred such beneficial interest to DFO Partnership.
                    DFO Partnership is a New York general partnership, the general partners of which are Security Pacific Leasing Corporation and DFO Holding Company, Inc.

               Amount invested:  $6,400,000 (excluding transaction expenses).

               Percent of equity:  one hundred percent of equity.

          11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

               Amount Borrowed:  The debt is comprised of a loan by CoBank, N.A.
                                 (formerly known as Baltimore Bank for
                                 Cooperatives) (the "Loan Participant") to the Owner Trustee, in the original principal amount of $25,600,000. The Owner Trustee's obligation to the Loan Participant is evidenced by the non-recourse Series A Note.

               Interest Rate:  For purposes of calculating basic rent, the interest rate on the Series A Note is assumed to be 8.8 percent. In fact, the interest rate on the Series A Note is fixed at a rate initially equal to the rate fixing addendum in effect on June 30, 1988 for a two-year period and subsequently to be determined, according to the rate fixing addendum mutually agreed to by the lessee, Owner Trustee and the Loan Participant, from time to time.

               Number of Lenders:  One

               Terms of repayment.  Amount:  Installments of principal repayable throughout the term of the Series A Note are listed on Schedule B attached hereto and incorporated herein.

               Period:  Semiannually, with respect to interest.  Annually, with respect to principal.

Date executed:  October 21, 1996

Signature of holder of legal title:

                              STATE STREET BANK AND TRUST COMPANY, (as successor to the Connecticut Bank and Trust Company, National Association), as Owner Trustee under an Amended and Restated Trust Agreement dated as of June 15, 1988 with DFO Partnership (as successor to Ford Motor Credit Company)


                              By:  /s/ Arthur J. MacDonald
                                 -------------------------------------
                              Title: Assistant Vice President

Signature of holder of beneficial interest:

                              DFO PARTNERSHIP


                              By:  Security Pacific Leasing Corporation,
                                   its managing general partner


                                    By:  /s/ Steven M. Jacobs
                                       ---------------------------------
                                    Title:  Vice President

                                   SCHEDULE A
                              BASIC RENT PAYMENTS
                      ALLEGHENY ELECTRIC COOPERATIVE, INC.

   RENTAL           RENT               RENT          RENT
    DATE*         NUMBER             AMOUNT     % OF COST
1/1989              0                  0.00     0.0000000
1/1989              1                  0.00     0.0000000
7/1989              2            1892005.75     5.9125180
1/1990              3                  0.00     0.0000000
7/1990              4            1892005.75     5.9125180
1/1991              5                  0.00     0.0000000
7/1991              6            1892005.75     5.9125180
1/1992              7                  0.00     0.0000000
7/1992              8            1892005.75     5.9125180
1/1993              9            1434536.31     4.4829260
7/1993             10             877915.16     2.7434849
1/1994             11            1460154.85     4.5629839
7/1994             12             852296.62     2.6634269
1/1995             13            1480839.36     4.6276230
7/1995             14             831612.11     2.5987878
1/1996             15            1500598.91     4.6893716
7/1996             16             811852.56     2.5370393
1/1997             17            1521496.09     4.7546753
7/1997             18             790955.38     2.4717356
1/1998             19            1543596.44     4.8237389
7/1998             20             768855.02     2.4026719
1/1999             21            1566969.28     4.8967790
7/1999             22             745482.19     2.3296318
1/2000             23            1591687.91     4.9740247
7/2000             24             720763.56     2.2523861
1/2001             25            1617824.11     5.0557004
7/2001             26             694627.36     2.1707105
1/2002             27            1645438.06     5.1420564
7/2002             28             666993.41     2.0843544
1/2003             29            1238245.67     3.8695177
7/2003             30             653760.07     2.0430002
1/2004             31            1256122.18     3.9253818
7/2004             32             635883.56     1.9871361
1/2005             33            1275027.85     3.9844620
7/2005             34             616977.90     1.9280559
1/2006             35            1295021.97     4.0469436
7/2006             36             596983.78     1.8655743

*RENTS PAYABLE ON THE TENTH OF EACH DESIGNATED MONTH.

   RENTAL           RENT               RENT          RENT
    DATE*         NUMBER             AMOUNT     % OF COST
1/2007              37           1316000.89     4.1125028
7/2007              38            576004.86     1.8000152
1/2008              39           1337845.87     4.1807683
7/2008              40            554159.88     1.7317496
1/2009              41           1797219.74     5.6l63117
7/2009              42            515231.73     1.6100991
1/2010              43           1834508.29     5.7328384
7/2010              44            477943.18     1.4935724
1/2011              45           1873944.26     5.8560758
7/2011              46            438507.20     1.3703350
1/2012              47           1915651.38     5.9864106
7/2012              48            396400.08     1.2400003
1/2013              49           1959760.48     6.1242515
7/2013              50            352690.99     1.1021593
1/2014              51           2006409.92     6.2700310
7/2014              52            306041.54     0.9563798
1/2015              53           2055746.06     6.4242064
7/2015              54            256705.41     0.8022044
1/2016              55           2127491.74     6.6484117
7/2016              56            184959.73     0.5779992
1/2017              57           2216094.32     6.9252948
7/2017              58             94357.15     0.3011161
1/2018              59           2303731.73     7.1991617
7/2018              60              8719.74     0.0272492
                                -----------   -----------
TOTALS                          65169086.81   203.6533963

*RENTS PAYABLE ON THE TENTH OF EACH DESIGNATED MONTH.

                                   SCHEDULE B
                           DEBT AMORTIZATION SCHEDULE
                      ALLEGHENY ELECTRIC COOPERATIVE, INC.

DATE*        DEBT SERVICE    INTEREST      PRINCIPAL      BALANCE
  1/1989       1188977.78    1188977.78          0.00   25600000.00
  7/1989       1126400.00    1126400.00          0.00   25600000.00
  1/1990       1126400.00    1126400.00          0.00   25600000.00
  7/1990       1709839.46    1126400.00     583439.46   25016560.54
  1/1991       1194813.89    1100728.66      94085.23   24922475.31
  7/1991       3229542.20    1096588.91    2132953.29   22789522.02
  1/1992       2357600.95    1002738.97    1354861.99   21434660.04
  7/1992       1892005.75     943125.04     948880.70   20485779.33
  1/1993       1434536.31     901374.29     533162.02   19952617.32
  7/1993        877915.16     877915.16          0.00   19952617.32
  1/1994       1460154.85     877915.16     582239.69   19370377.63
  7/1994        852296.62     852296.62          0.00   19370377.63
  1/1995       1322399.01     852296.62     470102.40   18900275.23
  7/1995        831612.11     831612.11          0.00   18900275.23
  1/1996       1280692.74     831612.11     449080.63   18451194.60
  7/1996        811852.56     811852.56          0.00   18451194.60
  1/1997       1286788.55     811852.56     474935.99   17976258.61
  7/1997        790955.38     790955.38          0.00   17976258.61
  1/1998       1293236.18     790955.38     502280.80   17473977.82
  7/1998        768855.02     768855.02          0.00   17473977.82
  1/1999       1300055.89     768855.02     531200.87   16942776.95
  7/1999        745482.19     745482.19          0.00   16942776.95
  1/2000       1307269.14     745482.19     561786.95   16380990.00
  7/2000        720763.56     720763.56          0.00   16380990.00
  1/2001       1314768.21     720763.56     594004.65   15786985.35
  7/2001        694627.36     694627.36          0.00   15786985.35
  1/2002       1322671.55     694627.36     628044.19   15158941.16
  7/2002        666993.41     666993.41          0.00   15138941.16
  1/2003        967751.10     666993.41     300757.69   14858183.46
  7/2003        653760.07     653760.07          0.00   14858183.46
  1/2004       1060044.37     653760.07     406284.30   14451899.16
  7/2004        635883.56     635883.56          0.00   14451899.16
  1/2005       1065557.84     635883.56     429676.27   14022224.89
  7/2005        616977.90     616977.90          0.00   14022224.89
  1/2006       1071389.58     616977.90     454411.68   13567813.21
  7/2006        596983.78     596983.78          0.00   13567813.21
  1/2007       1073777.47     596983.78     476793.69   13091019.52
  7/2007        576004.86     576004.86          0.00   13091019.52

*DEBT SERVICE PAYABLE ON THE TENTH OF EACH DESIGNATED MONTH.

DATE*        DEBT SERVICE    INTEREST      PRINCIPAL      BALANCE
  1/2008       1072481.74     576004.86     496476.88   12594562.64
  7/2008        554159.88     554159.88          0.00   12594562.64
  1/2009       1438890.56     554159.88     884730.68   11709811.96
  7/2009        515231.73     513231.73          0.00   11709811.96
  1/2010       1362698.65     513231.73     847466.92   10862345.04
  7/2010        477943.18     477943.18          0.00   10862345.04
  1/2011       1374215.42     477943.18     896272.23    9966072.80
  7/2011        438507.20     438507.20          0.00    9966072.80
  1/2012       1386396.29     438507.20     947889.09    9018183.71
  7/2012        396800.08     396800.08          0.00    9018183.71
  1/2013       1399279.54     396800.08    1002479.43    8015704.26
  7/2013        352690.99     352690.99          0.00    8015704.26
  1/2014       1412905.61     352690.99    1060214.62    6955489.64
  7/2014        306041.54     306041.54          0.00    6955489.64
  1/2015       1427317.30     306041.54    1121275.76    5834213.88
  7/2015        256705.41     256705.41          0.00    5834213.88
  1/2016       1887289.05     256705.41    1630583.64    4203630.24
  7/2016        184959.73     184959.73          0.00    4203630.24
  1/2017       2198654.85     184959.73    2013695.12    2189935.12
  7/2017         96357.15      96357.15          0.00    2189935.12
  1/2018       2286292.26      96357.15    2189935.12          0.00
  7/2018             0.00          0.00          0.00          0.00
              -----------   -----------   -----------
  TOTALS      63997134.50   38397134.50   25600000.00

*DEBT SERVICE PAYABLE ON THE TENTH OF EACH DESIGNATED MONTH.